Hermitage Offshore Services Ltd. Announces a New Equity Line of Credit and Long-Term Agreements with its Lenders
Hamilton, Bermuda, December 9, 2019.
Hermitage Offshore Services Ltd. (the “Company”) announced today that it has agreed to enter into a new common stock purchase agreement with Scorpio Services Holding Limited (“SSH”) for $15 million (the “New Equity Line of Credit”). Consequently, the lenders under the Company’s Initial Credit Facility (defined below) have agreed that the entrance into the New Equity Line of Credit will satisfy the condition precedent for a new $132.9 million credit facility, the proceeds of which will be used to refinance the Initial Credit Facility.
Additionally, the lender under the Company’s DVB Credit Facility has agreed that the New Equity Line of Credit also will satisfy the condition that the Company raise an additional $15 million of equity. Upon such satisfaction, DVB’s option to unwind the Company’s April 2019 purchase of its two anchor handling tug supply vessels (“AHTS vessels”) will expire unexercised.
Emanuele Lauro, Chairman and Chief Executive Officer , commented, “These agreements reflect another milestone for Hermitage Offshore. With the new equity line and new debt facility, we have attained a significant level of financial stability, allowing us to focus fully on the management of our business and various opportunities to create value for our shareholders.  We see the fundamentals of the offshore market continuing to improve, and the support of our lenders over the last several months has been instrumental to our plans to participate in the incipient cyclical recovery with both freedom and confidence.”
New $15 Million Equity Line of Credit
The Company has agreed with SSH, a related party, to enter into the New Equity Line of Credit. The New Equity Line of Credit will provide for $15 million to be available on demand to the Company under similar terms and conditions as the Company’s existing equity line of credit (the “Existing Equity Line of Credit”) which has $3.5 million of additional drawdown capacity available as of the date of this press release. Accordingly, upon the execution of the New Equity Line of Credit, the Company is expected to have $18.5 million of aggregate drawdown capacity under the New Equity Line of Credit and Existing Equity Line of Credit.
The New Equity Line of Credit remains subject to the execution of definitive documentation
New $132.9 Million Term Loan Facility
The lenders under the Company’s existing term loan facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) (the “Initial Credit Facility”), have agreed that the New Equity Line of Credit will satisfy the condition precedent that the Company raise $15 million of additional equity to refinance the Initial Credit Facility with a new $132.9 million term loan facility.
The terms and conditions of the new $132.9 million term loan facility are expected to be similar to the previously announced commitment for this credit facility, with the exception of modifications to certain financial covenants and other key terms. These expected new financial covenants and terms are summarized as follows:

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Cash and cash equivalents shall at all times be equal to or greater than $500,000 per vessel above 2,500 DWT. The Company’s two AHTS vessels and 11 crew boats are excluded from this definition. Accordingly, the minimum liquidity under this facility will be $5 million based on the Company’s fleet as of the date of this press release.

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The ratio of net debt to total capitalization shall be no greater than 0.70 to 1.00 from the date that the agreement is executed through December 31, 2020 and 0.65 to 1.00 thereafter through the maturity date of December 6, 2023. Undrawn amounts available under the Company’s equity lines of credit are included as part of the definition of total capitalization.

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The aggregate fair market value of the vessels collateralized under the new $132.9 million term loan facility shall at all times be at least 115% of the aggregate outstanding principal amount until December 7, 2021, 125% of the aggregate outstanding principal amount until December 7, 2022, and 130% at all times thereafter.

•	The Company is restricted from paying dividends for 24 months following the date of the execution of the new facility.
The new $132.9 million term loan facility remains subject to the execution of definitive documentation.
DVB Supplemental Agreement
As part the Company’s purchase of its two AHTS vessels in April 2019, the Company assumed aggregate outstanding indebtedness on the two vessels of $9.0 million under a term loan facility with DVB Bank SE, Nordic Branch (the “DVB Credit Facility”). The DVB Credit Facility was supplemented as part of the acquisition (the “DVB Supplemental Agreement”) and under the terms of the DVB Supplemental Agreement, DVB had the right, but not the obligation, to unwind the Company’s acquisition of the two AHTS vessels if a minimum of $15 million of additional equity was not raised by October 31, 2019. This deadline was previously extended until December 15, 2019.
As a result of the agreement for the New Equity Line of Credit, the condition to raise an additional $15 million of equity in the DVB Supplemental Agreement was deemed satisfied, thereby resulting in DVB’s right to unwind the sales of the two AHTS vessels to expire unexercised.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities described herein.

About the Company
Hermitage Offshore Services Ltd. is an offshore support vessel company that owns 23 vessels consisting of 10 platform supply vessels, or PSVs, two anchor handling tug supply vessels, or AHTS vessels, and 11 crew boats. The Company’s vessels primarily operate in the North Sea or the West Coast of Africa. Additional information about the Company is available at the Company's website www.hermitage-offshore.com, which is not a part of this press release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (OSV) market, changes in charter hire rates and vessel values, demand in offshore supply vessels, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:

Hermitage Offshore Services Ltd.
+ 377 9798 5717 (Monaco)
+ 1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com